SCHEDULE 13G
Amendment No. 7
Integon Corporation
Common Stock $0.01 par
value




Cusip #: 458-10F-10-1
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip #: 458-10F-10-1
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip #: 458-10F-10-1

Item 1:  Reporting Person - Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IN


Item 1(a). Integon
Corporation

Item 1(b). 500 West
Fifth Street, Winston
Salem, North Carolina
27152

Item 2(a). This
statement is filed on
behalf of Tiger
Management
L.L.C.("TMLLC") and
Tiger Performance L.L.C.
("TPLLC"),

Julian H. Robertson, Jr.
is the ultimate
controlling person of
TMLLC, TPLLC.

Item 2(b). The address
of each reporting person
is 101 Park Avenue, New
York, NY 10178

Item 2(c). Incorporated
by reference to item (4)
of the cover page
pertaining to each
reporting person.
Item 2(d). Common Stock
$0.01 par value
Item 2(e). 458-10F-10-1
Item 3. TMLLC and TPLLC
is an
investment adviser
registered under Section
203 of the Investment
Advisers Act of 1940.

Item 4. Ownership as of
December
31, 1997 is incorporated
by reference to items
(5)(9) and(11) of the
cover page pertaining to
each reporting person.

Item 5. The reporting
persons have
ceased to be the
beneficial owners of
more than 5% of the
class.
Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable





Item 10. By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were not
acquired for the purpose
of and do not have the
effect of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction
having such purpose or
effect.




After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the
information set forth in
this statement is true,
complete and correct.




February 13, 1998




TIGER MANAGEMENT L.L.C.
/S/  Nolan Altman,
Chief Financial Officer


TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer


JULIAN H. ROBERTSON, JR.
/S/ Nolan Altman,
Under Power of Attorney
Dated: January 27, 1995,
On File with Schedule
13G for Kohl's Corp.
2/7/95

AGREEMENT
The undersigned agree
that Amendment Number 7
to Schedule 13G dated
February 13, 1998
relating to shares of
common stock of Integon
Corporation shall be
filed on behalf of each
of the undersigned.

TIGER MANAGEMENT L.L.C.

/S/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/S/ Nolan Altman,
Under Power of Attorney
Dated: January 27, 1995,
On File with Schedule
13G for Kohl's

Corp. 2/7/95